UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	3
Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2015	17-29

Signatures	30

Exhibits	31

Note A:
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
Eastman Investment & Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment & Employee Stock Ownership Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
June 27, 2016

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(in thousands)

		2015			2014
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,738,708	$149,716	$1,888,424	$1,752,390	$168,331	$1,920,721

Investments at contract value	874,030	—	874,030	904,011	—	904,011

Receivables:

Plan sponsor contributions	32,796	14,993	47,789	32,184	12,669	44,853

Notes receivable from participants	50,384	—	50,384	50,898	—	50,898

Other receivables	4,264	1,008	5,272	3,024	879	3,903

Total assets	2,700,182	165,717	2,865,899	2,742,507	181,879	2,924,386

Liabilities

Accrued expenses	22	16	38	23	18	41

Other liabilities	2,625	1,635	4,260	1,865	1,500	3,365

Total liabilities	2,647	1,651	4,298	1,888	1,518	3,406

Net assets available for benefits	$2,697,535	$164,066	$2,861,601	$2,740,619	$180,361	$2,920,980

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014
(in thousands)

		2015			2014
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$15,459	$—	$15,459	$15,278	$—	$15,278
Dividends	86,446	3,733	90,179	109,520	3,298	112,818
Net depreciation in fair value of investments	(79,354)	(18,444)	(97,798)	(8,746)	(9,963)	(18,709)
Net investment gain (loss)	22,551	(14,711)	7,840	116,052	(6,665)	109,387
Interest income from notes receivable	2,250	—	2,250	2,173	—	2,173
Participant contributions	93,530	—	93,530	86,117	—	86,117
Plan sponsor contributions	45,917	14,993	60,910	43,933	12,669	56,602
Total additions	164,248	282	164,530	248,275	6,004	254,279

Deductions from net assets:

Distributions to and withdrawals by participants	220,374	8,215	228,589	258,105	10,959	269,064
Administrative expenses (refunds)	(945)	—	(945)	(810)	—	(810)
Total deductions	219,429	8,215	227,644	257,295	10,959	268,254
Net increase in net assets	(55,181)	(7,933)	(63,114)	(9,020)	(4,955)	(13,975)
Transfers from non-participant directed	8,362	(8,362)	—	10,913	(10,913)	—
Plan transfers (see Note 15)	3,735	—	3,735	—	—	—
Net assets available for benefits at beginning of year	2,740,619	180,361	2,920,980	2,738,726	196,229	2,934,955
Net assets available for benefits at end of year	$2,697,535	$164,066	$2,861,601	$2,740,619	$180,361	$2,920,980

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2015 and 2014 was $85,129 and $31,558, respectively. There were no forfeitures used in 2015 and $44,533 were used in 2014.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Fidelity Freedom K® Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $18,000 for 2015 and $17,500 for 2014 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,000 for 2015 and $5,500 for 2014 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2015, $50.4 million in notes receivable from participants were outstanding for terms of 5 to 72 months and interest rates ranging from 3.25% to 5.25%. At December 31, 2014, $50.9 million in notes receivable from participants were outstanding for terms from 4 to 72 months and interest rates ranging from 3.25% to 5.00%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant’s principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

New Accounting Pronouncements

Plan management has elected to early implement Accounting Standards Update 2015-07 "Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). This standard removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. The Plan has early adopted this standard for the year ended December 31, 2015 and retrospectively for the year ended December 31, 2014.

Plan management has also elected to early implement Accounting Standards Update 2015-12 "Simplification Standard for the Reporting by Employee Benefit Plans" ("ASU 2015-12"). This standard requires investments to be measured at fair value by "general type" rather than by "class type" either on the face of the financial statements or in the notes of the financial statements. The new standard also does not require that fully benefit responsive investments measured at contract value to be adjusted to fair value. It also eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits as well as the net appreciation or depreciation of fair values by type. The Plan has early adopted this standard for the year ended December 31, 2015 and retrospectively for the year ended December 31, 2014.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2015 and 2014 are shares of the Plan Sponsor's common stock amounting to $361 million and $406 million, respectively. This investment represents 13.1% and 14.3% of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $32.8 million and $32.2 million and for the non-participant-directed ESOP Fund of $15 million and $12.7 million at December 31, 2015 and 2014, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2015 and 2014 were approximately $50.4 million and $50.9 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.2 million for both 2015 and 2014.

6.	INVESTMENTS

At December 31, 2015 and 2014, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2015 and 2014, respectively.

(in thousands)	2015	2014

Cash	$6,150	$6,307
Eastman Chemical Company common stock	361,084	405,692
Mutual funds	1,489,309	1,477,966
Managed income fund	874,030	904,011
Self-directed brokerage account	31,881	30,756
Total	$2,762,454	$2,824,732

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2015 and 2014:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2015, the Trustee purchased 1,572,790 shares of Eastman common stock for the fund at an average price of $70.95 per share, and sold 1,573,345 shares of Eastman common stock for the fund at an average price of $74.64 per share. During 2014, the Trustee purchased 2,354,900 shares of Eastman common stock for the fund at an average price of $78.69 per share and sold 1,922,800 shares at an average price of $84.25 per share. Dividends paid from the Eastman Stock Fund totaled $5 million and $3.6 million in 2015 and 2014, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2015, the Trustee purchased 197,100 shares of Eastman common stock for the fund at an average price of $74.13 per share, and sold 169,500 shares of Eastman common stock for the fund at an average price of $73.99 per share. During 2014, the Trustee purchased 142,900 shares of Eastman common stock for the fund at an average price of $79.96 per share, and sold 198,200 shares at an average price of $83.29 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts only, totaling $874 million and $904 million at December 31, 2015 and 2014, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Self-directed brokerage account: Unit valuation based on the underlying NAV of the mutual funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014:

(in thousands)	December 31, 2015	December 31, 2014
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$6,150	$6,307
Eastman common stock	361,084	405,692
Mutual funds	1,489,309	1,477,966
Self-directed brokerage account - mutual funds	31,881	30,756
Total	$1,888,424	$1,920,721

There are no redemption restrictions on the mutual fund investments. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2015 and 2014. Also, there are no Level 2 or Level 3 investments at December 31, 2015 and 2014.

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $5.3 million and $3.9 million at December 31, 2015 and 2014, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $4.3 million and $3.4 million at December 31, 2015 and 2014, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2015 and 2014, $8.4 million and $10.9 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2015, in which the Internal Revenue Service ("IRS") stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2015 and 2014, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. For 2015, all other expenses of the Plan related to plan oversight and administration were paid from assets of the funds. In 2014, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.	PLAN TRANSFERS

Effective December 5, 2014, Eastman acquired Taminco Corporation. The Taminco US Inc. 401(k) Plan was originally established effective December 1, 2006 and effective January 4, 2016 the assets were merged into the Plan.

Effective December 11, 2014, Eastman acquired Commonwealth Laminating & Coating, Inc. The Commonwealth Laminating & Coating, Inc. 401(k) Plan (the "Commonwealth Laminating & Coating Plan") was originally established effective September 1, 2002 and effective May 1, 2015, the assets were merged into the Plan.

No plan transfers were completed in 2014.

16.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2015 and June 27, 2016 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 3,150 shares	**	$212,629
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,199 shares	77,606	148,455
	Subtotal - Common Stock			361,084
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	4,888
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,262	1,262
	Subtotal - Cash			6,150
	DFA US SMALL CAP I	Registered Investment Company, 1,361 shares	**	38,596
*	Fidelity PURITAN K	Registered Investment Company, 6,290 shares	**	127,748
*	Fidelity MAGELLAN K	Registered Investment Company, 1,225 shares	**	109,362
*	Fidelity CONTRAFUND K	Registered Investment Company, 1,741 shares	**	172,191
*	FID INTL DISCOVERY K	Registered Investment Company, 1,449 shares	**	56,955
*	Fidelity BLUE CHIP GR K	Registered Investment Company, 1,320 shares	**	91,148
*	FMMT RETIRE GOV II	Registered Investment Company, 427 shares	**	427
*	Fidelity Freedom K INCOME	Registered Investment Company, 931 shares	**	10,579
*	Fidelity Freedom K 2005	Registered Investment Company, 500 shares	**	6,191
*	Fidelity Freedom K 2010	Registered Investment Company, 1,294 shares	**	15,969
*	Fidelity Freedom K 2015	Registered Investment Company, 2,263 shares	**	28,966
*	Fidelity Freedom K 2020	Registered Investment Company, 6,646 shares	**	89,857
*	Fidelity Freedom K 2025	Registered Investment Company, 5,051 shares	**	71,214
*	Fidelity Freedom K 2030	Registered Investment Company, 5,306 shares	**	76,041
*	Fidelity Freedom K 2035	Registered Investment Company, 2,659 shares	**	39,240
*	Fidelity Freedom K 2040	Registered Investment Company, 2,483 shares	**	36,720
*	Fidelity Freedom K 2045	Registered Investment Company, 1,306 shares	**	19,861
*	Fidelity Freedom K 2050	Registered Investment Company, 2,161 shares	**	33,122
*	Fidelity Freedom K 2055	Registered Investment Company, 259 shares	**	2,935
*	Fidelity Freedom K 2060	Registered Investment Company, 45 shares	**	447
	CLIPPER FUND	Registered Investment Company, 195 shares	**	20,312
	FKLN SMMIDCP GRTH R6	Registered Investment Company, 1,490 shares	**	51,949
	JPM EQUITY INCOME R5	Registered Investment Company, 2,863 shares	**	38,882
	NB GENESIS - INST CL	Registered Investment Company, 1,223 shares	**	62,449
	PIM TOTAL RT INST	Registered Investment Company, 9,321 shares	**	93,865
*	SPTN 500 INDEX INST	Registered Investment Company, 1,489 shares	**	106,956
*	SPTN EXT MKT IDX ADV	Registered Investment Company, 827 shares	**	41,496
*	SPTN INTL INDEX INS	Registered Investment Company, 478 shares	**	17,170
*	SPTN US BOND IDX ADV	Registered Investment Company, 806 shares	**	9,256
	TEMPLETON FOREIGN R6	Registered Investment Company, 2,595 shares	**	16,299
	TIFI TEMPL EMG MKTS	Registered Investment Company, 851 shares	**	3,106
	Sub-total Mutual Funds			1,489,309

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	13,895
	NISA Cash	Cash	**	74
	SSBK GOVT STIF FUND	Govt STIF Fund MM	**	552
	AB INBEV FIN 2.15% 2/1/19	Corporate Bond 2.15% 2/1/19	**	833
	ABBVIE INC 1.8% 05/14/18	Corporate Bond 1.8% 05/14/18	**	1,474
	ABBVIE INC 2.5% 05/14/20	Corporate Bond 2.5% 05/14/20	**	1,404
	ACE INA HOLDING 2.3% 11/03/20	Corporate Bond 2.3% 11/03/20	**	1,034
	ACTAVIS FUNDING 2.35% 03/12/18	Corporate Bond 2.35% 03/12/18	**	1,466
	ACTAVIS FUNDING SCS 3% 3/12/20	Corporate Bond SCS 3% 3/12/20	**	622
	ALLYA 2015-1 A3 1.39% 09/19	Mortgage back security 2015-1 A3 1.39% 09/19	**	1,048
	ALLYL 2014-SN1 A3 .75% 02/17	Mortgage back security 2014-SN1 A3 .75% 02/17	**	934
	ALLYL 2015-SN1 A3 1.21% 03/17	Mortgage back security 2015-SN1 A3 1.21% 03/17	**	336
	AMERICAN CAMPUS 3.35% 10/01/20	Corporate Bond 3.35% 10/01/20	**	552
	AMERICAN EX CRD 2.125% 3/18/19	Corporate Bond 2.125% 3/18/19	**	875
	AMERICAN GENERAL LIFE	Synthetic GIC - 1.902% (fair value to contract value)	**	(2,043)
	AMERICAN INTL 5.85% 1/16/18	Corporate Bond 5.85% 1/16/18	**	1,026
	AMERICAN INTL GROUP 2.3% 7/19	Corporate Bond 2.3% 7/19	**	391
	AMGEN INC 2.125% 05/01/2020	Corporate Bond 2.125% 05/01/2020	**	767
	AMGEN INC 2.2% 05/22/19	Corporate Bond 2.2% 05/22/19	**	621
	AMOT 2015-3 A 1.63% 05/20	Mortgage back security 2015-3 A 1.63% 05/20	**	1,467
	AMPHENOL CORP 3.125% 09/15/21	Corporate Bond 3.125% 09/15/21	**	252
	AMXCA 2013-3 A .98% 05/19	Mortgage back security 2013-3 A .98% 05/19	**	861
	AMXCA 2014-2 A 1.26% 01/20	Mortgage back security 2014-2 A 1.26% 01/20	**	1,658
	AMXCA 2014-3 A 1.49% 04/20	Mortgage back security 2014-3 A 1.49% 04/20	**	2,302
	AMXCA 2014-4 A 1.43% 06/20	Mortgage back security 2014-4 A 1.43% 06/20	**	1,888
	ANGLO AMER CAP 4.125 4/21 144A	Corporate Bond 4.125 4/21 144A	**	590
	APPLE INC 1% 5/3/18	Corporate Bond 1% 5/3/18	**	2,885
	APPLE INC 2.1% 05/06/19	Corporate Bond 2.1% 05/06/19	**	274
	APPLE INC 2.85% 5/6/21	Corporate Bond 2.85% 5/6/21	**	1,286
	ASIAN DEV BK YANK5.593 7/16/18	Corporate Bond 5.593 7/16/18	**	84
	ASTRAZENECA PLC 2.375% 11/20	Corporate Bond 2.375% 11/20	**	354
	AT&T INC 2.45% 06/30/20	Corporate Bond 2.45% 06/30/20	**	1,085
	AT&T INC 3% 2/15/22	Corporate Bond 3% 2/15/22	**	724
	AUST & NZ BKG NY 2.25% 6/13/19	Corporate Bond 2.25% 6/13/19	**	1,249
	AUSTRALIA & NZ 1.45% 5/15/18	Corporate Bond 1.45% 5/15/18	**	2,253
	AUSTRALIA & NZ 1.875% 10/06/17	Corporate Bond 1.875% 10/06/17	**	772
	AUTOMATIC DATA 2.25% 9/15/20	Corporate Bond 2.25% 9/15/20	**	384
	AVALONBAY COMM 3.625% 10/1/20	Corporate Bond 3.625% 10/1/20	**	423
	AXIS SPECIALTY 2.65% 04/01/19	Corporate Bond 2.65% 04/01/19	**	110
	BACCT 2015-A2 A 1.36% 09/20	Mortgage back security 2015-A2 A 1.36% 09/20	**	1,800
	BACM 2006-4 A1A CSTR 7/46	Mortgage back security 2006-4 A1A CSTR 7/46	**	1,834
	BACM 2006-4 A4 5.634% 07/46	Mortgage back security 2006-4 A4 5.634% 07/46	**	1,485
	BAE SYSTEMS 2.85% 12/15/20	Corporate Bond 2.85% 12/15/20	**	1,419
	BANK AMER FDG CRP 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	3,724
	BANK AMER NA 1.75% 06/05/18	Corporate Bond 1.75% 06/05/18	**	1,464
	BANK AMERICA CORP 2.65% 4/1/19	Corporate Bond 2.65% 4/1/19	**	1,939
	BANK NOVA SCOTIA 2.8% 07/21/21	Corporate Bond 2.8% 07/21/21	**	835
	BANK OF AMER 2.625% 10/19/20	Corporate Bond 2.625% 10/19/20	**	541
	BANK OF AMERICA CRP MTN 2 1/18	Corporate Bond 2 1/18	**	1,512
	BANK T-M UFJ 1.65% 2/26/18 144	Corporate Bond 1.65% 2/26/18 144	**	758
	BANK T-M UFJ 2.35% 9/8/19 144A	Corporate Bond 2.35% 9/8/19 144A	**	762

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BANK TOKYO-MSB 2.3% 03/20 144A	Corporate Bond 2.3% 03/20 144A	**	715
	BANK OF TOKYO - MITSUBUSHI	Synthetic GIC - 1.897% (fair value to contract value)	**	(2,038)
	BAPTIST HEALTH 4.59% 8/15/21	Corporate Bond 4.59% 8/15/21	**	253
	BARCLAYS BNK PLC 2.5% 02/20/19	Corporate Bond 2.5% 02/20/19	**	1,355
	BARCLAYS PLC 2.75% 11/8/19	Corporate Bond 2.75% 11/8/19	**	833
	BARCLAYS PLC 2.875% 06/20	Corporate Bond 2.875% 06/20	**	800
	BAT INTL FIN 2.75% 6/20 144A	Corporate Bond 2.75% 6/20 144A	**	1,462
	BAT INTL FIN 3.5% 6/22 144A	Corporate Bond 3.5% 6/22 144A	**	1,130
	BAXALTA INC 2.875 6/23/20 144A	Corporate Bond 2.875 6/23/20 144A	**	302
	BAYER US FIN 3% 10/8/21 144A	Corporate Bond 3% 10/8/21 144A	**	409
	BAYER US FIN 2.375% 10/19 144 A	Corporate Bond 2.375% 10/19 144 A	**	948
	BEAR 7.25% 2/01/18	Corporate Bond 7.25% 2/01/18	**	351
	BEAR STEARNS CO 6.4% 10/2/17	Corporate Bond 6.4% 10/2/17	**	661
	BECTON DICKINSO 2.675% 12/19	Corporate Bond 2.675% 12/19	**	237
	BMWLT 2014-1 A3 .73% 02/17	Mortgage back security 2014-1 A3 .73% 02/17	**	1,153
	BNP PARIBA 2.45% 03/17/19	Corporate Bond 2.45% 03/17/19	**	870
	BOA 2.05% 12/07/18	Corporate Bond 2.05% 12/07/18	**	1,064
	BOARDWALK PIPELN 5.875	Corporate Bond 5.875	**	371
	BOSTON PT LTD MTN 5.875% 10/19	Corporate Bond 5.875% 10/19	**	477
	BPCE SA 1.625% 2/10/17	Corporate Bond 1.625% 2/10/17	**	1,225
	BPCE SA 2.5% 7/15/19	Corporate Bond 2.5% 7/15/19	**	832
	BPCM 1.375% 5/10/18	Corporate Bond 1.375% 5/10/18	**	761
	BRITISH TELECOM PLC 2.35% 2/19	Corporate Bond 2.35% 2/19	**	502
	BSCMS 2006-PW12 A1A CSTR 9/38	Mortgage back security 2006-PW12 A1A CSTR 9/38	**	790
	BSCMS 2006-PW13 A1A 5.533 9/41	Mortgage back security 2006-PW13 A1A 5.533 9/41	**	1,241
	BSCMS 2006-PW14 A1A 5.189	Mortgage back security 2006-PW14 A1A 5.189	**	533
	BSCMS 2006-T22 A1A CSTR 4/38	Mortgage back security 2006-T22 A1A CSTR 4/38	**	811
	CAPITAL ONE BK 2.25% 2/13/19	Corporate Bond 2.25% 2/13/19	**	1,627
	CAPITAL ONE BK 2.35% 08/17/18	Corporate Bond 2.35% 08/17/18	**	920
	CAPITAL ONE FIN 2.45% 04/24/19	Corporate Bond 2.45% 04/24/19	**	695
	CARDINAL HEALTH 1.95% 6/15/18	Corporate Bond 1.95% 6/15/18	**	213
	CARMX 2014-4 A3 1.25% 11/19	Mortgage back security 2014-4 A3 1.25% 11/19	**	757
	CARMX 2015-1 A3 1.38% 11/19	Mortgage back security 2015-1 A3 1.38% 11/19	**	719
	CARMX 2015-3 A3 1.63% 06/20	Mortgage back security 2015-3 A3 1.63% 06/20	**	698
	CCCIT 13-A3 A3 1.11% 7/23/18	Mortgage back security 13-A3 A3 1.11% 7/23/18	**	1,478
	CCCIT 2013-A6 A6 1.32% 09/18	Mortgage back security 2013-A6 A6 1.32% 09/18	**	2,091
	CCCIT 2014-A2 A2 1.02% 02/19	Mortgage back security 2014-A2 A2 1.02% 02/19	**	1,710
	CCCIT 2014-A4 A4 1.23% 04/19	Mortgage back security 2014-A4 A4 1.23% 04/19	**	1,687
	CCCIT 2014-A6 A6 2.15% 07/21	Mortgage back security 2014-A6 A6 2.15% 07/21	**	1,665
	CCCIT 2014-A8 A8 1.73% 04/20	Mortgage back security 2014-A8 A8 1.73% 04/20	**	1,787
	CD 2006-CD3 A5 5.617% 10/48	Mortgage back security 2006-CD3 A5 5.617% 10/48	**	129
	CD 2007-CD5 A1A 5.8% 11/44	Mortgage back security 2007-CD5 A1A 5.8% 11/44	**	1,384
	CELGENE CORP 2.125% 8/15/18	Corporate Bond 2.125% 8/15/18	**	668
	CGCMT 13-GC11 A1 0.672% 12/17	Mortgage back security 13-GC11 A1 0.672% 12/17	**	289
	CGCMT 2006-C4 A1A CSTR 03/49	Mortgage back security 2006-C4 A1A CSTR 03/49	**	418
	CGCMT 2006-C5 A1A 5.425 10/49	Mortgage back security 2006-C5 A1A 5.425 10/49	**	2,213
	CGCMT 2006-C5 A4 5.431 10/49	Mortgage back security 2006-C5 A4 5.431 10/49	**	794
	CHAIT 15-A7 A7 1.62% 7/20	Mortgage back security 15-A7 A7 1.62% 7/20	**	1,485
	CHAIT 2013-A8 A8 1.01% 10/18	Mortgage back security 2013-A8 A8 1.01% 10/18	**	1,774
	CHAIT 2014-A1 A 1.15% 01/19	Mortgage back security 2014-A1 A 1.15% 01/19	**	3,409

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CHAIT 2014-A7 A 1.38% 11/19	Mortgage back security 2014-A7 A 1.38% 11/19	**	1,895
	CHAIT 2015-A2 A 1.59% 02/20	Mortgage back security 2015-A2 A 1.59% 02/20	**	2,752
	CHAIT 2015-A5 A 1.35% 04/20	Mortgage back security 2015-A5 A 1.35% 04/20	**	1,433
	CHEVRON CORP 2.193% 11/15/19	Corporate Bond 2.193% 11/15/19	**	747
	CHEVRON CORP NEW 1.961% 03/20	Corporate Bond 1.961% 03/20	**	1,323
	CHEVRON PHIL 2.45% 5/1/20 144A	Corporate Bond 2.45% 5/1/20 144A	**	669
	CISCO SYSTEMS 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	738
	CITIGROUP INC 1.7% 4/27/18	Corporate Bond 1.7% 4/27/18	**	1,154
	CITIGROUP INC 2.05% 12/18	Corporate Bond 2.05% 12/18	**	448
	CITIGROUP INC 2.5% 7/29/19	Corporate Bond 2.5% 7/29/19	**	817
	CITIGROUP INC 2.55% 04/08/19	Corporate Bond 2.55% 04/08/19	**	4,272
	CITIZENS BK MTN 2.45% 12/04/19	Corporate Bond 2.45% 12/04/19	**	1,160
	COLGATE-PALMOLIVE 0.9% 5/1/18	Corporate Bond 0.9% 5/1/18	**	1,002
	COMERICA INC 2.125% 05/23/19	Corporate Bond 2.125% 05/23/19	**	495
	COMET 2013-A3 A3 .96% 9/19	Mortgage back security 2013-A3 A3 .96% 9/19	**	2,040
	COMET 2014-A2 A2 1.26% 01/20	Mortgage back security 2014-A2 A2 1.26% 01/20	**	2,609
	COMET 2014-A5 A 1.48% 07/20	Mortgage back security 2014-A5 A 1.48% 07/20	**	2,318
	COMET 2015-A1 A 1.39% 01/21	Mortgage back security 2015-A1 A 1.39% 01/21	**	1,423
	COMET 2015-A5 A5 1.59% 5/21	Mortgage back security 2015-A5 A5 1.59% 5/21	**	1,497
	COMM 06-C8 A4 5.306% 12/46	Mortgage back security 06-C8 A4 5.306% 12/46	**	1,525
	COMM 2006-C7 A1A CSTR 6/46	Mortgage back security 2006-C7 A1A CSTR 6/46	**	1,155
	COMM 2006-C7 A4 CSTR 6/46	Mortgage back security 2006-C7 A4 CSTR 6/46	**	248
	COMM 2006-C8 A1A 5.292 12/46	Mortgage back security 2006-C8 A1A 5.292 12/46	**	1,413
	COMM 2012-CR1 A2 2.35% 5/45	Mortgage back security 2012-CR1 A2 2.35% 5/45	**	470
	COMM 2012-CR2 A1 .824% 08/45	Mortgage back security 2012-CR2 A1 .824% 08/45	**	39
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage back security 2012-CR3 ASB 2.372% 11/45	**	680
	COMM 2012-CR5 A1 0.673% 12/45	Mortgage back security 2012-CR5 A1 0.673% 12/45	**	164
	COMM 2013-CR9 A1 1.3440% 7/45	Mortgage back security 2013-CR9 A1 1.3440% 7/45	**	183
	COMM 2013-LC6 A1 .7240% 1/46	Mortgage back security 2013-LC6 A1 .7240% 1/46	**	225
	COMM 2014-CR17 A2 3.012% 05/47	Mortgage back security 2014-CR17 A2 3.012% 05/47	**	1,217
	COMM 2014-CR18 A2 2.924% 07/47	Mortgage back security 2014-CR18 A2 2.924% 07/47	**	937
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage back security 2015-CR22 A2 2.856% 03/48	**	493
	COMMONWEALTH BK NY 2.3% 9/6/19	Corporate Bond 2.3% 9/6/19	**	1,156
	COMMONWEALTH NY 2.25% 03/13/19	Corporate Bond 2.25% 03/13/19	**	1,712
	COMMWLTH BK ASTL NYB 2.3% 3/20	Corporate Bond 2.3% 3/20	**	708
	CONOCOPHILLIP CO 2.2% 05/15/20	Corporate Bond 2.2% 05/15/20	**	454
	CORNING INC 1.45% 11/15/17	Corporate Bond 1.45% 11/15/17	**	99
	CREDIT SUISSE 3.125 12/20 144A	Corporate Bond 3.125 12/20 144A	**	249
	CREDIT SUISSE NY 2.3% 5/19	Corporate Bond 2.3% 5/19	**	1,645
	CREDIT SUISSE NY 3% 10/29/21	Corporate Bond 3% 10/29/21	**	761
	CVS HEALTH CORP 1.9% 07/20/18	Corporate Bond 1.9% 07/20/18	**	701
	CVS HEALTH CORP 2.8% 07/20/20	Corporate Bond 2.8% 07/20/20	**	683
	CWCI 2007-C2 A3 5.484% 04/47	Mortgage back security 2007-C2 A3 5.484% 04/47	**	754
	DAIMLER FIN 2.25% 3/20 144A	Corporate Bond 2.25% 3/20 144A	**	707
	DAIMLER FIN 2.375% 8/18 144A	Corporate Bond 2.375% 8/18 144A	**	1,011
	DAIMLER FIN NA 2.25% 9/19 144A	Corporate Bond 2.25% 9/19 144A	**	1,668
	DANAHER CORP 2.4% 09/15/20	Corporate Bond 2.4% 09/15/20	**	257
	DCENT 2013-A5 A5 1.04% 04/19	Mortgage back security 2013-A5 A5 1.04% 04/19	**	1,758
	DCENT 2014-A3 A3 1.22% 10/19	Mortgage back security 2014-A3 A3 1.22% 10/19	**	2,613
	DCENT 2014-A4 A4 2.12% 12/21	Mortgage back security 2014-A4 A4 2.12% 12/21	**	1,601
	DCENT 2014-A5 A 1.39% 04/20	Mortgage back security 2014-A5 A 1.39% 04/20	**	2,295

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	DEERE JOHN CAP CORP 1.6% 7/18	Corporate Bond 1.6% 7/18	**	268
	DEUTSCHE BANK AG 1.4% 2/13/17	Corporate Bond 1.4% 2/13/17	**	1,220
	DEUTSCHE BANK AG 2.5% 2/13/19	Corporate Bond 2.5% 2/13/19	**	2,543
	DIGITAL REALTY 3.95% 07/01/22	Corporate Bond 3.95% 07/01/22	**	498
	DIGNITY HEALTH 2.637% 11/1/19	Corporate Bond 2.637% 11/1/19	**	202
	DISCOVER BANK 2.6% 11/13/18	Corporate Bond 2.6% 11/13/18	**	737
	DISCOVER BANK 3.1% 06/20	Corporate Bond 3.1% 06/20	**	708
	DOMINION GAS HLDGS 2.5% 12/19	Corporate Bond 2.5% 12/19	**	260
	DOMINION RESOURCE 1.9% 6/15/18	Corporate Bond 1.9% 6/15/18	**	1,171
	ENABLE MID LP 2.4% 05/15/19	Corporate Bond 2.4% 05/15/19	**	571
	ENERGY TRANSFER 2.5% 06/15/18	Corporate Bond 2.5% 06/15/18	**	724
	ENTERPRISE PRD 1.65% 05/07/18	Corporate Bond 1.65% 05/07/18	**	294
	ENTERPRISE PRD 2.55% 10/15/19	Corporate Bond 2.55% 10/15/19	**	151
	ERP OPERATING LP 2.375% 7/19	Corporate Bond 2.375% 7/19	**	552
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	734
	EXELON CORP 1.55% 6/9/17	Corporate Bond 1.55% 6/9/17	**	145
	EXELON CORP 2.85% 6/15/20	Corporate Bond 2.85% 6/15/20	**	1,044
	FHLB 0.875% 05/24/17	Government Bond 0.875% 05/24/17	**	2,664
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	200
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	1,524
	FHLG 10YR 3.00% 8/21 #J16393	Government Bond 10YR 3.00% 8/21 #J16393	**	232
	FHLG 10YR 3.00% 8/21 #J16442	Government Bond 10YR 3.00% 8/21 #J16442	**	210
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 15YR 4.00% 4/26 #E02867	**	193
	FHLG 15YR 4.00% 9/25 #E02787	Government Bond 15YR 4.00% 9/25 #E02787	**	382
	FHLG 15YR 4.50% 8/18 #E98688	Government Bond 15YR 4.50% 8/18 #E98688	**	101
	FHLG 15YR 4.50% 9/18 #E99205	Government Bond 15YR 4.50% 9/18 #E99205	**	40
	FHLG 15YR 4.50% 10/18 #E99833	Government Bond 15YR 4.50% 10/18 #E99833	**	55
	FHLG 15YR 4.50% 11/18 #B10931	Government Bond 15YR 4.50% 11/18 #B10931	**	34
	FHLG 15YR 5.00% 4/20 #G13598	Government Bond 15YR 5.00% 4/20 #G13598	**	184
	FHLG 15YR 3.5% 08/30#G15273	Government Bond 15YR 3.5% 08/30#G15273	**	1,839
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 25YR 5.50% 7/35 #G05815	**	140
	FHLM AR 12M+187.9 10/42#849255	Government Bond 12M+187.9 10/42#849255	**	581
	FHLM ARM 2.98% 8/41 #1B8533	Government Bond 2.98% 8/41 #1B8533	**	171
	FHLM ARM 3.07% 9/41 #1B8608	Government Bond 3.07% 9/41 #1B8608	**	109
	FHLM ARM 3.58% 4/40 #1B4702	Government Bond 3.58% 4/40 #1B4702	**	92
	FHLM ARM 4.199% 8/36 #848185	Government Bond 4.199% 8/36 #848185	**	124
	FHLM ARM 4.941% 11/35 #1J1228	Government Bond 4.941% 11/35 #1J1228	**	109
	FHLM ARM 3.224% 4/41#1B8179	Government Bond 3.224% 4/41#1B8179	**	76
	FHLM ARM 3.242% 9/1/41#1B8659	Government Bond 3.242% 9/1/41#1B8659	**	71
	FHLM ARM 3.283 6/1/41	Government Bond 3.283 6/1/41	**	81
	FHLM ARM 3.464% 5/1/41#1B8304	Government Bond 3.464% 5/1/41#1B8304	**	64
	FHLM ARM 3.53% 4/40 #1B4657	Government Bond 3.53% 4/40 #1B4657	**	93
	FHLM ARM 3.627% 6/1/41#1B8372	Government Bond 3.627% 6/1/41#1B8372	**	121
	FHLM ARM 3.717% 05/41#1B8124	Government Bond 3.717% 05/41#1B8124	**	100
	FHLMC 0.875% 02/22/17	Government Bond 0.875% 02/22/17	**	4,099
	FHR 2015-4472 WL 3% 05/45	Mortgage back security 2015-4472 WL 3% 05/45	**	1,696
	FHR 3415 PC 5% 12/37	Mortgage back security 3415 PC 5% 12/37	**	150
	FHR 3741 HD 3% 11/15/39	Mortgage back security 3741 HD 3% 11/15/39	**	337
	FHR 3820 DA 4% 11/35	Mortgage back security 3820 DA 4% 11/35	**	380
	FHR 4046 LA 3% 11/2026	Mortgage back security 4046 LA 3% 11/2026	**	959

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHR SER 4221 CLS GA 1.4% 7/23	Mortgage back security 4221 CLS GA 1.4% 7/23	**	1,483
*	Fidelity short term cash fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	10,685
	FIFTH THIRD BAN 2.375% 4/25/19	Corporate Bond 2.375% 4/25/19	**	857
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	763
	FIFTH THIRD BAN 2.875% 7/27/20	Corporate Bond 2.875% 7/27/20	**	455
	FIFTH THIRD BANK 2.15% 8/20/18	Corporate Bond 2.15% 8/20/18	**	1,124
	FISCAL YR 05 4.93% 4/1/20 ETM	Corporate Bond 05 4.93% 4/1/20 ETM	**	126
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	58
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	14
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	24
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	39
	FNMA 6.50% 12/32 #735415	Government Bond 6.50% 12/32 #735415	**	22
	FNMA 1.125% 07/20/18	Government Bond 1.125% 07/20/18	**	1,175
	FNMA 1.125% 12/14/18	Government Bond 1.125% 12/14/18	**	8,610
	FNMA 1.5% 06/22/20	Government Bond 1.5% 06/22/20	**	2,567
	FNMA 1.5% 11/30/20	Government Bond 1.5% 11/30/20	**	7,167
	FNMA 1.875% 09/18/18	Government Bond 1.875% 09/18/18	**	8,733
	FNMA 1.875% 12/28/20	Government Bond 1.875% 12/28/20	**	9,017
	FNMA 15YR 3.50% 1/26 #AL1168	Government Bond 15YR 3.50% 1/26 #AL1168	**	326
	FNMA 15YR 3.50% 3/27 #AL1746	Government Bond 15YR 3.50% 3/27 #AL1746	**	1,341
	FNMA 15YR 6.00% 2/18 #684153	Government Bond 15YR 6.00% 2/18 #684153	**	2
	FNMA 15YR 6.00% 11/17 #671380	Government Bond 15YR 6.00% 11/17 #671380	**	7
	FNMA 15YR 6.00% 11/17 #672789	Government Bond 15YR 6.00% 11/17 #672789	**	1
	FNMA 15YR 6.00% 12/17 #673965	Government Bond 15YR 6.00% 12/17 #673965	**	7
	FNMA 15YR 6.50% 4/17 #637244	Government Bond 15YR 6.50% 4/17 #637244	**	10
	FNMA 15YR 7.00% 2/18 #693327	Government Bond 15YR 7.00% 2/18 #693327	**	22
	FNMA 15YR 7.00% 4/17 #636135	Government Bond 15YR 7.00% 4/17 #636135	**	9
	FNMA 15YR 7.00% 8/16 #599602	Government Bond 15YR 7.00% 8/16 #599602	**	8
	FNMA 15YR 3.5% 01/27 #AX1909	Government Bond 15YR 3.5% 01/27 #AX1909	**	605
	FNMA 15YR 3.5% 07/26#AI7819	Government Bond 15YR 3.5% 07/26#AI7819	**	133
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	1,277
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	515
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	1,106
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	213
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	176
	FNMA 6.50% 8/36 #AE0746	Government Bond6.50% 8/36 #AE0746	**	144
	FNMA ARM 2.61% 4/35 #995609	Government Bond 2.61% 4/35 #995609	**	56
	FNMA ARM 2.74% 8/41 #AH5259	Government Bond 2.74% 8/41 #AH5259	**	294
	FNMA ARM 3.01% 8/41 #AI4358	Government Bond 3.01% 8/41 #AI4358	**	62
	FNMA ARM 3.37% 9/41 #AI8935	Government Bond 3.37% 9/41 #AI8935	**	101
	FNMA ARM 3.47% 3/40 #AD0820	Government Bond 3.47% 3/40 #AD0820	**	105
	FNMA ARM 3.60% 3/40 #AD1555	Government Bond 3.60% 3/40 #AD1555	**	122
	FNMA ARM 4.21% 5/35 #889946	Government Bond 4.21% 5/35 #889946	**	140
	FNMA ARM 4.285% 7/33#AD0066	Government Bond 4.285% 7/33#AD0066	**	231
	FNMA ARM 4.30% 2/35 #995017	Government Bond 4.30% 2/35 #995017	**	157
	FNMA ARM 4.53% 12/34 #802852	Government Bond 4.53% 12/34 #802852	**	79
	FNMA ARM 4.68% 11/34 #735011	Government Bond 4.68% 11/34 #735011	**	89
	FNMA ARM 06/42#AO2244	Government Bond 06/42#AO2244	**	99
	FNMA ARM 09/41#AI9813	Government Bond 09/41#AI9813	**	67
	FNMA ARM 10/41#AJ3399	Government Bond 10/41#AJ3399	**	31
	FNMA ARM 11/40#AE6806	Government Bond 11/40#AE6806	**	58

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA ARM 3.20% 1/40 #AC0599	Government Bond 3.20% 1/40 #AC0599	**	173
	FNMA ARM 3.228% 7/41#AI3469	Government Bond 3.228% 7/41#AI3469	**	110
	FNMA ARM 3.365% 10/41#AI6819	Government Bond 3.365% 10/41#AI6819	**	53
	FNMA ARM 3.545% 07/41#AI6050	Government Bond 3.545% 07/41#AI6050	**	135
	FNMA ARM 4.198% 11/34 #841068	Government Bond 4.198% 11/34 #841068	**	497
	FNMA ARM 4.512% 12/36 #995606	Government Bond 4.512% 12/36 #995606	**	160
	FNMA ARM 4.53% 10/35 #995414	Government Bond 4.53% 10/35 #995414	**	145
	FNMA ARM 4.55% 10/35 #995415	Government Bond 4.55% 10/35 #995415	**	397
	FNR 2012-94 E 3% 6/22	Mortgage back security 2012-94 E 3% 6/22	**	226
	FNR 2013-16 GP 3% 03/33	Mortgage back security 2013-16 GP 3% 03/33	**	1,212
	FNR 2014-83 P 3% 06/43	Mortgage back security 2014-83 P 3% 06/43	**	1,688
	FNR 2015-28 JE 3% 05/45	Mortgage back security2015-28 JE 3% 05/45	**	3,026
	FNR 2015-28 P 2.5% 5/45	Mortgage back security 2015-28 P 2.5% 5/45	**	3,862
	FNR 2015-32 PA 3% 4/44	Mortgage back security 2015-32 PA 3% 4/44	**	1,333
	FNR 2015-42 LE 3% 06/45	Mortgage back security2015-42 LE 3% 06/45	**	2,629
	FNR 2015-49 LE 3% 07/45	Mortgage back security 2015-49 LE 3% 07/45	**	1,867
	FNR 2015-54 LE 2.5% 07/45	Mortgage back security 2015-54 LE 2.5% 07/45	**	2,206
	FORD MTR CR 2.875% 10/01/18	Corporate Bond 2.875% 10/01/18	**	1,776
	FORD MTR CR LLC 2.24% 6/15/18	Corporate Bond 2.24% 6/15/18	**	888
	FORDF 2015-4 A1 1.77% 8/20	Mortgage back security 2015-4 A1 1.77% 8/20	**	1,450
	FORDL 15-A A3 1.13% 6/18	Mortgage back security 15-A A3 1.13% 6/18	**	1,767
	FORDO 2015-A A3 1.28% 09/19	Mortgage back security 2015-A A3 1.28% 09/19	**	390
	FORDO 2015-B A3 1.16% 11/19	Mortgage back security 2015-B A3 1.16% 11/19	**	646
	FORDO 2015-C A3 1.41% 02/20	Mortgage back security 2015-C A3 1.41% 02/20	**	1,042
	FREEPORT MC 2.375 3/15/18	Corporate Bond 2.375 3/15/18	**	199
	GECMC 2006-C1 A1A CSTR 3/44	Mortgage back security 2006-C1 A1A CSTR 3/44	**	343
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,561
	GILEAD SCIENCES 2.55% 9/1/20	Corporate Bond 2.55% 9/1/20	**	625
	GMALT 2015-1 A3 1.53% 09/18	Mortgage back security 2015-1 A3 1.53% 09/18	**	1,219
	GMALT 2015-2 A3 1.68% 12/18	Mortgage back security 2015-2 A3 1.68% 12/18	**	726
	GNMA 30YR 5.5% 06/35#783800	Government Bond 30YR 5.5% 06/35#783800	**	268
	GNMA 30YR 5.5% 11/35#783799	Government Bond 30YR 5.5% 11/35#783799	**	562
	GNR 13-41 PA 2.5% 04/40	Mortgage back security 13-41 PA 2.5% 04/40	**	730
	GOLDMAN SACHS GRP 2.625% 1/19	Corporate Bond 2.625% 1/19	**	2,011
	GOLDMAN SACHS GRP 2.75 9/15/20	Corporate Bond 2.75 9/15/20	**	1,235
	GSINC 2.375% 1/22/18	Corporate Bond 2.375% 1/22/18	**	784
	GSMS 2006-GG8 A1A 5.547 11/39	Mortgage back security 2006-GG8 A1A 5.547 11/39	**	762
	GSMS 2006-GG8 A4 5.56% 11/39	Mortgage back security 2006-GG8 A4 5.56% 11/39	**	1,564
	GSMS 2013-GC10 A1 .696% 2/46	Mortgage back security 2013-GC10 A1 .696% 2/46	**	3
	GSMS 2013-GC10 A2 1.84% 2/46	Mortgage back security 2013-GC10 A2 1.84% 2/46	**	311
	GSMS 2013-GC12 A1 VAR 06/46	Mortgage back security 2013-GC12 A1 VAR 06/46	**	297
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage back security 2015-GC32 A2 3.062% 7/48	**	1,145
	HALLIBURTON CO 2.7% 11/15/20	Corporate Bond 2.7% 11/15/20	**	968
	HAROT 2015-2 A3 1.04% 02/19	Mortgage back security 2015-2 A3 1.04% 02/19	**	880
	HAROT 2015-3 A3 1.27% 04/19	Mortgage back security 2015-3 A3 1.27% 04/19	**	518
	HAROT 2015-4 A3 1.23% 09/23/19	Mortgage back security 2015-4 A3 1.23% 09/23/19	**	929
	HART 2015-B A3 1.12% 11/19	Mortgage back security 2015-B A3 1.12% 11/19	**	1,334
	HART 2015-C A3 1.46% 02/20	Mortgage back security 2015-C A3 1.46% 02/20	**	1,028
	HEALTH CARE REI 4% 06/01/25	Corporate Bond 4% 06/01/25	**	1,076
	HEWLETT PACK2.85% 10/5/18 144A	Corporate Bond 2.85% 10/5/18 144A	**	1,781
	HSBC 1.5% 05/15/18 144A	Corporate Bond 1.5% 05/15/18 144A	**	3,023

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HSBC USA INC 2.25% 06/23/19	Corporate Bond 2.25% 06/23/19	**	827
	HSBC USA INC 2.35% 3/5/20	Corporate Bond 2.35% 3/5/20	**	179
	HSBC USA INC NE 1.7% 03/05/18	Corporate Bond 1.7% 03/05/18	**	750
	HUNTINGTON NATL BK 2.2% 4/1/19	Corporate Bond 2.2% 4/1/19	**	848
	HYUNDAI CAP 2.875% 8/9/18 144A	Corporate Bond 2.875% 8/9/18 144A	**	585
	HYUNDAI CAP AME 2.55 2/19 144A	Corporate Bond 2.55 2/19 144A	**	802
	IBRD 1% 06/15/18	Corporate Bond 1% 06/15/18	**	396
	INGERSOLL-RND LX 2.625% 5/1/20	Corporate Bond 2.625% 5/1/20	**	203
	INTERCONT EXCH 2.5% 10/15/18	Corporate Bond 2.5% 10/15/18	**	620
	INTERCONT EXCH 2.75% 12/01/20	Corporate Bond 2.75% 12/01/20	**	248
	JERSEY CENT PWR&LT 7.35% 2/19	Corporate Bond 7.35% 2/19	**	75
	JPMBB 15-C29 A2 2.8596% 05/48	Mortgage back security 15-C29 A2 2.8596% 05/48	**	745
	JPMC CO 2.2% 10/22/19	Corporate Bond 2.2% 10/22/19	**	1,960
	JPMC CO 2.35% 01/28/19	Corporate Bond 2.35% 01/28/19	**	409
	JPMC CO 2.55% 10/29/20	Corporate Bond 2.55% 10/29/20	**	1,055
	JPMCC 13-C13 A1 1.3029% 01/46	Mortgage back security 13-C13 A1 1.3029% 01/46	**	975
	JPMCC 13-LC11 A1 .7664% 04/46	Mortgage back security 13-LC11 A1 .7664% 04/46	**	599
	JPMCC 2006-CB16 A1A 5.546 5/45	Mortgage back security 2006-CB16 A1A 5.546 5/45	**	2,087
	JPMCC 2006-CB16 A4 5.552% 5/45	Mortgage back security 2006-CB16 A4 5.552% 5/45	**	189
	JPMCC 2006-LDP7 A1A CSTR 4/45	Mortgage back security 2006-LDP7 A1A CSTR 4/45	**	1,608
	JPMCC 2006-LDP7 A4 CSTR 04/45	Mortgage back security 2006-LDP7 A4 CSTR 04/45	**	984
	JPMCC 2011-C3 A3 4.3877% 02/46	Mortgage back security 2011-C3 A3 4.3877% 02/46	**	731
	JPMCC 2012-LC9 A1 .6698% 12/47	Mortgage back security 2012-LC9 A1 .6698% 12/47	**	161
	JPMCC 2013-C10 .7302% 12/15/47	Mortgage back security 2013-C10 .7302% 12/15/47	**	187
	JPMCC 2015-JP1 A2 3.1438% 1/49	Mortgage back security 2015-JP1 A2 3.1438% 1/49	**	812
	JPMORGAN CHASE & CO 2.75% 6/20	Corporate Bond 2.75% 6/20	**	3,378
	JPMORGAN CHASE 4.95% 3/25/20	Corporate Bond 4.95% 3/25/20	**	143
	JPMORGAN CHASE	Synthetic GIC - 1.892% (fair value to contract value)	**	(2,042)
	KEY BANK NA 2.5% 12/15/19	Corporate Bond 2.5% 12/15/19	**	590
	KEYBANK NATL AS 1.7% 06/01/18	Corporate Bond 1.7% 06/01/18	**	1,104
	KINDER MORGAN EN 2.65 2/1/19	Corporate Bond 2.65 2/1/19	**	383
	KINDER MORGAN IC 3.05% 12/1/19	Corporate Bond 3.05% 12/1/19	**	509
	KINDER MRGN INC 2% 12/01/17	Corporate Bond 2% 12/01/17	**	274
	LBUBS 2006-C6 A1A CSTR 9/39	Mortgage back security 2006-C6 A1A CSTR 9/39	**	1,668
	LBUBS 2006-C6 A4 5.372% 9/39	Mortgage back security 2006-C6 A4 5.372% 9/39	**	869
	LBUBS 2007-C7 A3 5.886% 9/45	Mortgage back security 2007-C7 A3 5.886% 9/45	**	710
	LOCKHEED MARTIN 2.5% 11/23/20	Corporate Bond 2.5% 11/23/20	**	943
	MANU&TRD NT PRG 2.25% 7/25/19	Corporate Bond 2.25% 7/25/19	**	106
	MARSH & MCLENN 2.35% 03/06/20	Corporate Bond 2.35% 03/06/20	**	719
	MARSH & MCLENNAN 2.35% 9/10/19	Corporate Bond 2.35% 9/10/19	**	477
	MARSHMCLEN 2.55% 10/15/18	Corporate Bond 2.55% 10/15/18	**	215
	MASSMUTUAL 2.45% 11/23/20 144A	Corporate Bond 2.45% 11/23/20 144A	**	708
	MASSMUTUAL GBL 2.1 8/2/18 144A	Corporate Bond 2.1 8/2/18 144A	**	1,832
	MASSMUTUAL GLB 2.35% 4/19 144A	Corporate Bond 2.35% 4/19 144A	**	1,273
	MASSMUTUAL GLBL 2% 4/5/17 144A	Corporate Bond 2% 4/5/17 144A	**	728
	MATTEL INC 2.35% 05/06/19	Corporate Bond 2.35% 05/06/19	**	398
	MCDONALDS CORP 2.1% 12/18	Corporate Bond 2.1% 12/18	**	298
	MCDONALDS CORP 2.75% 12/20	Corporate Bond 2.75% 12/20	**	1,104
	MCGRAW HILL FINL INC 2.5% 8/18	Corporate Bond 2.5% 8/18	**	457
	MCKESSON CO 2.284% 03/15/2019	Corporate Bond2.284% 03/15/2019	**	1,173
	MEDTRONIC INC 2.5% 3/15/20	Corporate Bond 2.5% 3/15/20	**	1,591

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MET LIFE GLB 2.3% 4/10/19 144A	Corporate Bond 2.3% 4/10/19 144A	**	2,121
	MET LIFE GLBL 1.5 1/18 144A	Corporate Bond 1.5 1/18 144A	**	3,567
	MICROSOFT CORP 2% 11/03/20	Corporate Bond 2% 11/03/20	**	1,455
	MITSUBISHI 2.45% 10/16/19 144A	Corporate Bond 2.45% 10/16/19 144A	**	761
	MIZUHO BK LTD 2.45 4/19 144A	Corporate Bond 2.45 4/19 144A	**	1,520
	MIZUHO CORP 1.85% 3/21/18 144A	Corporate Bond 1.85% 3/21/18 144A	**	1,000
	MLMT 2006-C2 A1A CSTR 8/43	Mortgage back security 2006-C2 A1A CSTR 8/43	**	1,196
	MORGAN STANLEY 2.125% 4/25/18	Corporate Bond 2.125% 4/25/18	**	794
	MORGAN STANLEY 2.375% 7/23/19	Corporate Bond 2.375% 7/23/19	**	1,481
	MORGAN STANLEY 2.5% 01/24/19	Corporate Bond 2.5% 01/24/19	**	2,552
	MORGAN STANLEY 2.65% 01/27/20	Corporate Bond 2.65% 01/27/20	**	1,085
	MORGAN STANLEY 5.625% 9/23/19	Corporate Bond 5.625% 9/23/19	**	1,768
	MSBAM 2014-C14 A2 2.916% 1/47	Mortgage back security 2014-C14 A2 2.916% 1/47	**	1,397
	MSC 2006-HQ9 A4 CSTR 7/44	Mortgage back security 2006-HQ9 A4 CSTR 7/44	**	675
	MSC 2006-IQ11 A1A CSTR 10/42	Mortgage back security 2006-IQ11 A1A CSTR 10/42	**	1,007
	MSC 2007-IQ13 A1A 5.312% 3/44	Mortgage back security2007-IQ13 A1A 5.312% 3/44	**	486
	MSC 2007-T27 A1A CSTR 6/42	Mortgage back security 2007-T27 A1A CSTR 6/42	**	1,704
	MSC 2011-C2 A4 4.661% 06/44	Mortgage back security 2011-C2 A4 4.661% 06/44	**	1,201
	MUFG AMERICAS HLD 2.25% 02/20	Corporate Bond 2.25% 02/20	**	692
	NALT 2014-A A3 .80% 02/17	Mortgage back security 2014-A A3 .80% 02/17	**	915
	NAROT 2015-A A3 1.05% 10/19	Mortgage back security 2015-A A3 1.05% 10/19	**	899
	NAROT 2015-C A3 1.37% 5/20	Mortgage back security 2015-C A3 1.37% 5/20	**	1,011
	NAT-RURAL 2.3% 11/01/20	Corporate Bond 2.3% 11/01/20	**	80
	NEF 2005-1 A5 4.74% 10/45	Mortgage back security 2005-1 A5 4.74% 10/45	**	209
	NEW YORK LIFE 1.3% 10/17 144A	Corporate Bond 1.3% 10/17 144A	**	1,996
	NORDEA BK AB 2.375% 4/4/19 144	Corporate Bond 2.375% 4/4/19 144	**	848
	NORTHERN STES PWR 2.2% 8/15/20	Corporate Bond 2.2% 8/15/20	**	311
	ONTARIO PROV 2% 09/27/18	Corporate Bond 2% 09/27/18	**	3,790
	ORACLE CORP 2.25% 10/8/19	Corporate Bond 2.25% 10/8/19	**	1,260
	ORACLE CORP 2.5% 05/15/2022	Corporate Bond 2.5% 05/15/2022	**	1,774
	P&G ESOP 9.36% 1/01/21	Mortgage back security 9.36% 1/01/21	**	1,187
	PACIFICORP 5.5% 1/15/19	Corporate Bond 5.5% 1/15/19	**	168
	PACIFICORP 5.65 7/15/18	Corporate Bond 5.65 7/15/18	**	223
	PEPSICO INC 7.9% 11/01/18	Corporate Bond 7.9% 11/01/18	**	773
	PG&E CORP 2.4% 03/01/19	Corporate Bond 2.4% 03/01/19	**	126
	PHILIP MORS INT 1.875% 1/15/19	Corporate Bond 1.875% 1/15/19	**	867
	PLAINS AM/PAA FIN 2.65% 12/19	Corporate Bond 2.65% 12/19	**	593
	PNC BANK NA 2.4% 10/18/19	Corporate Bond 2.4% 10/18/19	**	1,191
	PNC BK NA 6% 12/07/17	Corporate Bond 6% 12/07/17	**	64
	PNC BK PITT MTN 2.2% 01/28/19	Corporate Bond 2.2% 01/28/19	**	1,671
	PRICOA GLBL F 1.6% 5/18 144A	Corporate Bond 1.6% 5/18 144A	**	1,169
	PROCTER GAMBLE MTN 4.7 2/15/19	Corporate Bond 4.7 2/15/19	**	394
	PRUDENTIAL FINL 2.3% 8/15/18	Corporate Bond 2.3% 8/15/18	**	711
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC - 1.917% (fair value to contract value)	**	(677)
	PRUDENTIAL MTN 7.375% 6/15/19	Corporate Bond 7.375% 6/15/19	**	250
	RABOBANK 4.375% 8/04/25	Corporate Bond 4.375% 8/04/25	**	248
	REGIONS FIN CORP 2.25% 9/14/18	Corporate Bond 2.25% 9/14/18	**	1,946
	REYNOLDS AMERICAN 2.3% 6/18	Corporate Bond 2.3% 6/18	**	329
	REYNOLDS AMERICAN 3.25% 6/20	Corporate Bond 3.25% 6/20	**	1,019
	REYNOLDS AMERICAN 4% 6/12/22	Corporate Bond 4% 6/12/22	**	522
	REYNOLDS AMERN 6.75% 6/15/17	Corporate Bond 6.75% 6/15/17	**	527

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	ROPER INDUSTRIES 2.05% 10/1/18	Corporate Bond 2.05% 10/1/18	**	1,498
	ROPER TECHNOLOGIES 3% 12/15/20	Corporate Bond 3% 12/15/20	**	699
	ROYAL BK CAN GL 1.5% 01/14/18	Corporate Bond 1.5% 01/14/18	**	1,166
	ROYAL BK CAN GL 1.8% 07/30/18	Corporate Bond 1.8% 07/30/18	**	733
	ROYAL BK CAN GL 2.35% 10/30/20	Corporate Bond 2.35% 10/30/20	**	1,055
	ROYAL BK CDA 2.2% 7/27/18	Corporate Bond 2.2% 7/27/18	**	1,271
	ROYAL BK OF CDA 2.15% 03/15/19	Corporate Bond 2.15% 03/15/19	**	868
	SABMILLER HLDG 2.2 8/1/18 144A	Corporate Bond 2.2 8/1/18 144A	**	1,813
	SAN DIEGO G & E 1.914% 2/22	Mortgage back security 1.914% 2/22	**	694
	SEMPRA ENERGY 2.4% 3/15/20	Corporate Bond 2.4% 3/15/20	**	911
	SEMPRA ENERGY 2.85% 11/15/20	Corporate Bond 2.85% 11/15/20	**	559
	SHELL INTL 2.25% 11/10/20	Corporate Bond 2.25% 11/10/20	**	1,055
	SHELL INTL FIN 1.125% 8/21/17	Corporate Bond 1.125% 8/21/17	**	1,137
	SHELL INTL FIN BV 2.125% 05/20	Corporate Bond 2.125% 05/20	**	1,093
	SLMA 2004-A B 3ML+58 6/33	Mortgage back security 2004-A B 3ML+58 6/33	**	80
	SOUTHERN CA EDISON 1.845% 2/22	Mortgage back security 1.845% 2/22	**	528
	SOUTHERN POWER 1.85% 12/1/17	Corporate Bond 1.85% 12/1/17	**	284
	SOUTHERN PWR CO 2.375% 6/1/20	Corporate Bond 2.375% 6/1/20	**	514
	STATE STREET BANK & TRUST CO	Synthetic GIC - 1.897% (fair value to contract value)	**	(1,364)
	SUMITOMO BKG 2.25% 07/11/19	Corporate Bond 2.25% 07/11/19	**	823
	SUMITOMO BKG 2.45% 1/10/19	Corporate Bond 2.45% 1/10/19	**	1,036
	SUMITOMO MITSUI BKG 1.8% 7/17	Corporate Bond 1.8% 7/17	**	1,094
	SUMITOMO MITSUI BKG 2.5% 7/18	Corporate Bond 2.5% 7/18	**	256
	SUNTRUST 2.35% 11/01/18	Corporate Bond 2.35% 11/01/18	**	884
	SUNTRUST BANK INC 2.5 5/1/19	Corporate Bond 2.5 5/1/19	**	848
	SYNCHRONY FIN 1.875% 8/15/17	Corporate Bond 1.875% 8/15/17	**	187
	SYNCHRONY FIN 3% 8/15/19	Corporate Bond 3% 8/15/19	**	278
	SYNCHRONY FINANCL 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	424
	SYNCT 2015-2 A 1.60% 4/21	Mortgage back security 2015-2 A 1.60% 4/21	**	1,441
	SYSCO CORP 2.6% 10/01/20	Corporate Bond 2.6% 10/01/20	**	610
	TAOT 2015-B A3 1.27% 05/19	Mortgage back security 2015-B A3 1.27% 05/19	**	1,390
	TAOT 2015-C A3 1.34% 6/19	Mortgage back security 2015-C A3 1.34% 6/19	**	1,827
	THERMO FISHER 2.4% 02/01/19	Corporate Bond 2.4% 02/01/19	**	1,060
	TIAA AST MG 2.95% 11/1/19 144A	Corporate Bond 2.95% 11/1/19 144A	**	219
	TIME WARNER CAB 5.85 5/1/17W/I	Corporate Bond 5.85 5/1/17W/I	**	1,019
	TJX COS INC 2.75% 6/15/21	Corporate Bond 2.75% 6/15/21	**	786
	TORONTO DOM 1.4% 4/30/18	Corporate Bond 1.4% 4/30/18	**	1,571
	TORONTO DOM BK 2.125% 7/02/19	Corporate Bond 2.125% 7/02/19	**	838
	TORONTO DOMINI 2.625% 09/10/18	Corporate Bond 2.625% 09/10/18	**	1,514
	TOTAL CAP CDA L 1.45% 01/15/18	Corporate Bond 1.45% 01/15/18	**	810
	TOTAL CAP INTL 1.55% 6/28/17	Corporate Bond 1.55% 6/28/17	**	702
	TOTAL CAP INTL 2.125% 01/10/19	Corporate Bond 2.125% 01/10/19	**	1,689
	TOTAL CAP INTL 2.75% 06/19/21	Corporate Bond 2.75% 06/19/21	**	828
	TOTAL CAPITAL SA 1.5% 2/17/17	Corporate Bond 1.5% 2/17/17	**	715
	TRANSAMERICA PREMIER LIFE	Synthetic GIC - 1.907% (fair value to contract value)	**	(1,235)
	TRANSCANADA PIPE 1.625% 11/17	Corporate Bond 1.625% 11/17	**	1,054
	UBS AG STAM 2.375% 8/14/19	Corporate Bond 2.375% 8/14/19	**	1,170
	UBS AG STAM CT 1.375% 6/1/17	Corporate Bond 1.375% 6/1/17	**	552
	UBS AG STAMFORD 1.8% 03/26/18	Corporate Bond 1.8% 03/26/18	**	1,057
	UBSBB 2012-C2 A1 1.006% 5/63	Mortgage back security 2012-C2 A1 1.006% 5/63	**	226
	UBSBB 2012-C4 A1 .6728 12/45	Mortgage back security 2012-C4 A1 .6728 12/45	**	208

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	UBSBB 2013-C6 A1 0.8022% 4/46	Mortgage back security 2013-C6 A1 0.8022% 4/46	**	264
	UBSCM 2012-C1 A2 2.180% 5/45	Mortgage back security 2012-C1 A2 2.180% 5/45	**	435
	UNITED HEALTH 2.7% 7/15/20	Corporate Bond 2.7% 7/15/20	**	1,312
	UNITEDHEALTH GRP 1.9%7/16/18	Corporate Bond 1.9%7/16/18	**	759
	UNITEDHELTH GR 2.875% 12/15/21	Corporate Bond 2.875% 12/15/21	**	810
	US BANK NA CIN 2.125% 10/19	Corporate Bond 2.125% 10/19	**	1,667
	USAOT 2015-1 A3 1.2% 06/19	Mortgage back security 2015-1 A3 1.2% 06/19	**	747
	UST NOTE .875% 1/31/18	Government Bond .875% 1/31/18	**	18,404
	UST NOTE 1.25% 11/15/18	Government Bond 1.25% 11/15/18	**	2,853
	UST NOTE 1.625% 11/30/20	Government Bond 1.625% 11/30/20	**	861
	UST NOTES 0.75% 03/31/2018	Government Bond 0.75% 03/31/2018	**	2,582
	UST NOTES 0.875% 04/15/17	Government Bond 0.875% 04/15/17	**	8,389
	UST NOTES 0.875% 07/15/18	Government Bond 0.875% 07/15/18	**	995
	UST NOTES 0.875% 6/15/17	Government Bond 0.875% 6/15/17	**	1,849
	UST NOTES 1.0% 08/15/18	Government Bond 1.0% 08/15/18	**	4,299
	UST NOTES 1.125% 06/18	Government Bond 1.125% 06/18	**	9,674
	UST NOTES 1.375% 09/30/20	Government Bond 1.375% 09/30/20	**	2,879
	UST NOTES 1.5% 05/31/19	Government Bond 1.5% 05/31/19	**	10,816
	UST NOTES 1.5% 11/30/19	Government Bond 1.5% 11/30/19	**	2,524
	UST NOTES 1.625% 06/30/2019	Government Bond 1.625% 06/30/2019	**	17,276
	UST NOTES 1.625% 07/31/20	Government Bond 1.625% 07/31/20	**	14,905
	USTN .5% 7/31/17	Government Bond .5% 7/31/17	**	1,019
	USTN .625% 02/15/17	Government Bond .625% 02/15/17	**	11,253
	USTN .625% 5/31/17	Government Bond .625% 5/31/17	**	7,715
	USTN .625% 8/31/17	Government Bond .625% 8/31/17	**	10,510
	USTN .750% 6/30/17	Government Bond .750% 6/30/17	**	37,662
	USTN .875% 1/31/17	Government Bond .875% 1/31/17	**	3,659
	USTN .875% 11/15/17	Government Bond .875% 11/15/17	**	3,637
	USTN .875% 4/30/17	Government Bond .875% 4/30/17	**	15,864
	USTN 0.5% 04/30/17	Government Bond 0.5% 04/30/17	**	344
	USTN 0.75% 04/15/18	Government Bond 0.75% 04/15/18	**	10,049
	USTN 0.875% 05/15/17	Government Bond 0.875% 05/15/17	**	2,026
	USTN 0.875% 10/15/17	Government Bond 0.875% 10/15/17	**	32,347
	USTN 0.875% 11/30/17	Government Bond 0.875% 11/30/17	**	572
	USTN 0.875% 8/15/17	Government Bond 0.875% 8/15/17	**	13
	USTN 1% 05/15/18	Government Bond 1% 05/15/18	**	9,589
	USTN 1.25% 01/31/20	Government Bond 1.25% 01/31/20	**	1,480
	USTN 1.25% 12/15/18	Government Bond 1.25% 12/15/18	**	29,617
	USTN 1.375% 03/31/20	Government Bond 1.375% 03/31/20	**	60,127
	USTN 1.375% 04/30/20	Government Bond 1.375% 04/30/20	**	2,227
	USTN 1.375% 2/28/19	Government Bond 1.375% 2/28/19	**	15,062
	USTN 1.5% 01/31/19	Government Bond 1.5% 01/31/19	**	3,020
	USTN 1.5% 10/31/19	Government Bond 1.5% 10/31/19	**	4,664
	USTN 1.50% 8/31/18	Government Bond 1.50% 8/31/18	**	5,206
	USTN 1.625% 04/30/19	Government Bond 1.625% 04/30/19	**	2,426
	USTN 1.625% 06/30/20	Government Bond 1.625% 06/30/20	**	3,243
	USTN 1.625% 07/31/19	Government Bond 1.625% 07/31/19	**	7,690
	USTN 2% 07/31/20	Government Bond 2% 07/31/20	**	1,658
	USTN 2.25% 03/31/21	Government Bond 2.25% 03/31/21	**	1,160

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	VALET 2013-2 A3 0.7% 04/18	Mortgage back security 2013-2 A3 0.7% 04/18	**	1,150
	VALET 2014-1 A3 .91% 10/22/18	Mortgage back security 2014-1 A3 .91% 10/22/18	**	1,105
	VENTAS RLTY LP/CAP 4% 4/30/19	Corporate Bond 4% 4/30/19	**	743
	VERIZON COM 3.5% 11/01/21	Corporate Bond 3.5% 11/01/21	**	344
	VERIZON COMMUNS 2.625% 2/21/20	Corporate Bond 2.625% 2/21/20	**	2,321
	VIACOM INC 2.5% 09/01/18	Corporate Bond 2.5% 09/01/18	**	206
	VISA INC 2.2% 12/14/20	Corporate Bond 2.2% 12/14/20	**	1,520
	VISA INC 2.8% 12/14/22	Corporate Bond 2.8% 12/14/22	**	1,073
	VODAFONE GRUP PLC 1.5% 2/19/18	Corporate Bond 1.5% 2/19/18	**	756
	VOLKSWAGEN 2.125% 11/18 144A	Corporate Bond 2.125% 11/18 144A	**	1,645
	VOLKSWAGEN GRP 2.4% 5/20 144A	Corporate Bond 2.4% 5/20 144A	**	697
	VWALT 2014-A A3 .80% 4/20/17	Mortgage back security 2014-A A3 .80% 4/20/17	**	1,036
	VWALT 2015-A A3 1.25% 12/17	Mortgage back security 2015-A A3 1.25% 12/17	**	883
	WAL MART STORES 3.3% 04/22/24	Corporate Bond 3.3% 04/22/24	**	871
	WASHINGTON PG 3.85% 4/1/20	Corporate Bond 3.85% 4/1/20	**	723
	WBCMT 2006-C24 A1A CSTR 3/45	Mortgage back security 2006-C24 A1A CSTR 3/45	**	367
	WBCMT 2006-C25 A1A CSTR 5/43	Mortgage back security 2006-C25 A1A CSTR 5/43	**	1,713
	WBCMT 2006-C25 A5 CSTR 5/43	Mortgage back security 2006-C25 A5 CSTR 5/43	**	354
	WBCMT 2006-C26 A1A CSTR 6/45	Mortgage back security 2006-C26 A1A CSTR 6/45	**	1,254
	WBCMT 2006-C27 A3 CSTR 7/45	Mortgage back security 2006-C27 A3 CSTR 7/45	**	429
	WBCMT 2006-C29 A1A 5.297 11/48	Mortgage back security 2006-C29 A1A 5.297 11/48	**	1,992
	WBCMT 2006-C29 A4 5.308% 11/48	Mortgage back security2006-C29 A4 5.308% 11/48	**	337
	WELLPOINT INC 2.25% 8/15/19	Corporate Bond 2.25% 8/15/19	**	782
	WELLPOINT INC 2.3% 07/15/18	Corporate Bond 2.3% 07/15/18	**	651
	WELLS FARGO & CO 2.55% 12/7/20	Corporate Bond 2.55% 12/7/20	**	1,764
	WELLS FARGO & CO MTN 2.6% 7/20	Corporate Bond 2.6% 7/20	**	1,131
	WELLS FARGO 3% 01/22/21	Corporate Bond 3% 01/22/21	**	1,559
	WESTERN UNION CO 2.875 12/17	Corporate Bond 2.875 12/17	**	1,264
	WESTPAC BANK CORP 1.2% 5/19/17	Corporate Bond 1.2% 5/19/17	**	1,658
	WESTPAC BANKING 1.5% 12/01/17	Corporate Bond 1.5% 12/01/17	**	759
	WESTPAC BANKING CRP 2% 8/14/17	Corporate Bond 2% 8/14/17	**	1,344
	WFCM 2012-LC5 ASB 2.528% 10/45	Mortgage back security 2012-LC5 ASB 2.528% 10/45	**	622
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage back security 2013-LC12 A1 1.676% 7/46	**	1,162
	WFRBS 13-C14 A1 .836% 6/15/46	Mortgage back security 13-C14 A1 .836% 6/15/46	**	211
	WFRBS 2011-C5 A1 1.456 11/44	Mortgage back security 2011-C5 A1 1.456 11/44	**	23
	WFRBS 2012-C8 A1 .864% 8/45	Mortgage back security 2012-C8 A1 .864% 8/45	**	191
	WFRBS 2012-C8 A2 1.881% 8/45	Mortgage back security 2012-C8 A2 1.881% 8/45	**	671
	WFRBS 2013-C11 A1 .799% 03/45	Mortgage back security 2013-C11 A1 .799% 03/45	**	130
	WFRBS 2013-C14 A2 2.133% 6/46	Mortgage back security 2013-C14 A2 2.133% 6/46	**	311
	WISCONSIN ENERGY 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	419
	WOART 2014-B A3 1.14% 1/20	Mortgage back security 2014-B A3 1.14% 1/20	**	1,378
	WOLS 2014-A A3 1.16% 09/17	Mortgage back security 2014-A A3 1.16% 09/17	**	1,083
	WOLS 2015-A A3 1.54% 10/18	Mortgage back security 2015-A A3 1.54% 10/18	**	1,324
	WPACBKG 1.6% 1/12/18	Corporate Bond 1.6% 1/12/18	**	780
	XEROX CORP 2.75% 03/15/19	Corporate Bond 2.75% 03/15/19	**	1,010
	ZOETIS INC 3.45% 11/13/20	Corporate Bond 3.45% 11/13/20	**	200
	Sub-total Managed Income Funds			874,030

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Self-Directed Brokerage Account	Various shares	**	31,881
	Total Investment Assets			$2,762,454
*	Participant Loans	Interest rates ranging 3.25% - 5.25% Maturities ranging 5 to 72 months		$50,384

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 27, 2016	By: /s/ Scott V. King
Scott V. King
Vice President, Corporate Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Brown Smith Wallace, LLP Independent Registered Public Accounting Firm	32